13011147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Reuters Transaction Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Linda S. Grimm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reuters Transaction Services LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda S. Grimm
Signature

Financial and Operations Principal
Title

Eleanor Doring
Notary Public

ELEANOR DORING
Notary Public, State of New York
NO. 01DO6254706
Qualified in Orange County
My Commission Expires Jan 23, 2016

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washington DC
402

Reuters Transaction Services LLC

Statement of Financial Condition
December 31, 2012
(Available for Public Inspection)

pwc

Reuters Transaction Services LLC

Statement of Financial Condition
December 31, 2012
(Available for Public Inspection)

Reuters Transaction Services LLC
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Member of
Reuters Transactions Services LLC

We have audited the accompanying statement of financial condition of Reuters Transaction Services LLC as of December 31, 2012.

Management's Responsibility for the Statement of financial condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Reuters Transaction Services LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Reuters Transaction Services LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	4,395,138
Receivables from clients, net of allowances for doubtful accounts ($144,411) and for credit notes ($15,000)		365,757
Unbilled revenue		64,490
Deferred taxes		64,716
Due from affiliates - net		6,027,597
Other assets		27,227
Total assets	$	10,944,925
Liabilities and Member's Equity		
Liabilities		
Accrued Expenses		222,326
Due to affiliates - net		240,394
Other liabilities		23,923
Total liabilities		486,643
Commitments and contingencies (Note 2)		
Member's equity		10,458,282
Total liabilities and member's equity	$	10,944,925

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Reuters Transaction Services LLC ("RTS" or the "Company"), a New York Limited Liability Company, is an indirectly wholly owned subsidiary of Thomson Reuters Market LLC (the "Parent"), which is an indirectly wholly owned subsidiary of Thomson Reuters Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") through October 4, 2012 and withdrew its registration at such date. The Company's primary business activity is providing clients a communication network enabling broker-dealers to receive orders from their institutional customers. In connection with providing these services, the Company does not take proprietary positions or enter into transactions as a principal. The Company also provides software applications to customers on a subscription basis. These software applications enable broker-dealers to manage distribution of indications of interest to institutional customers.

The Company receives privately negotiated per share fee income as well as subscription income from each correspondent broker-dealer.

As further described in Notes 3 and 5, the Company is a member of a group of affiliated companies and has extensive financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

2. Significant Accounting Policies

Revenue Recognition

Revenues related to indications of interest, advertised trades and executed trades are based upon product usage and are recognized on the date the client enters into the respective transaction. Technology and software product subscription revenue is recognized on a straight line basis over the subscription period. Where contracts allow the Company to recharge the costs of communications, supplies and exchanges onwards to subscribers, these recharges are recognized as other revenue in the statement of operations.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for any individual client account where recovery is in doubt due to customer bankruptcy or severance of commercial relationship exists. The allowance is reduced by charge-offs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. The allowance for doubtful accounts, included net within receivables from clients in the statement of financial condition, is as follows:

Allowance for doubtful accounts at December 31, 2011	$	155,480
Charge-offs		-
Provision/(recovery) for doubtful accounts		(11,069)
Allowance for doubtful accounts at December 31, 2012	$	144,411

Credit Note Allowance

A credit note allowance is maintained to cover customer billing disputes that arise during the normal course of business. The allowance is reduced by credits issued and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. The credit note allowance included net within receivables from clients in the statement of financial condition, is as follows:

Credit note allowance at December 31, 2011	$	35,000
Credits issued		(256,988)
Provision for credit notes		236,988
Credit note allowance at December 31, 2012	$	15,000

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The ASC requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes, and therefore any income or loss is included on the Parent's consolidated income tax return. The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The Parent settles all tax liabilities and pursuant to a tax forgiveness agreement, income tax liabilities/(benefits) are waived and recorded in the form of non-cash capital contribution/(distribution) reflected in member's equity.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit and Business Risk

The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business.

The Company places its cash in large financial institutions. At December 31, 2012 substantially all of the Company's $4,395,138 cash balance is being held at one financial institution. This cash balance is in excess of FDIC limits.

Commitments and Contingencies
ASC 460-10, "Guarantees", requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

3. Due from/to Affiliates

Due from/to affiliates represents the net of fees for services and other fees owing to/from affiliates that provide the Company with services and software that the Company in turn provides to clients.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

4. Income Taxes

The deferred tax asset amounting to $64,716 as of December 31, 2012 is the result of temporary differences arising from allowances for doubtful accounts and credit notes. Management believes that it is more likely than not that the deferred tax asset will be realized; therefore, no valuation allowance was recorded for the deferred tax asset as of December 31, 2012.

The Company follows the authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefit or provisions at December 31, 2012.

As of December 31, 2012, the Company did not record a liability for unrecognized tax benefits. All years subsequent to and including 2008 for U.S. Federal and various years for State remain open to examination by the taxing authorities. The Parent's U.S. Federal tax return for 2008 is currently under examination.

5. Related Party Transactions

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

The Company has a local vendor agreement with Thomson Reuters Global Resources ("TRGR") for highly specialized services and software predominately representing order routing, indication of interest and related services to clients in the financial services sector.

The Company has a services agreement with Thomson Reuters Markets LLC for facilities and support services such as general and administrative services including legal, financial, sales, back-office support and other corporate functions. The Company also provides transaction services to certain affiliated entities at no cost.

The Company may lend excess cash balances to Thomson Reuters Treasury LLC (a subsidiary of the Parent), for which there are no specific repayment terms or final maturity. In addition, the Company may also borrow cash under the same agreement. Interest is charged on amounts due to/from Thomson Reuters Treasury LLC. Interest receivable on excess cash, and payable on both borrowed cash and due to Thomson Reuters Treasury LLC, is calculated on a monthly basis at quoted US dollar deposit rates for excess cash balances. Interest on amounts loaned is computed on the quoted US dollar deposit rates plus a margin as defined in the agreement. At December 31, 2012, this interest rate was 0.0005%.

Amounts due from or due to affiliates are reflected within due from affiliates - net and due to affiliates - net, respectively, as of December 31, 2012 within the Statement of Financial Condition.

6. Regulatory Compliance

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December31, 2012, the Company had net capital under the Rule of $3,908,495 which was $3,876,052 in excess of its minimum required net capital of $32,443. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was .125 to 1.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) since it does not hold any customer cash or securities.

7. Fair Value Measurement

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the

lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash, receivables from clients, net of allowance for doubtful accounts and for credit notes, due to affiliates – net, and due to affiliates – net.

The Company's Level 1 financial instruments represent cash.

The Company's remaining financial instruments would be characterized as Level 2.

8. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2012 that would require recognition or disclosure in this financial statement through the issuance date of this financial statements. Management has not identified any subsequent events.